PEPPER HAMILTON LLP
-------------------------
              Attorneys at Law


3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

                                                                    John M. Ford
                                                                  (215) 981-4009
                                                            fordjm@pepperlaw.com

                                December 8, 2010

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Christina DiAngelo


                    RE: WT Mutual Fund
                        File Nos. 33-84762 and 811-8648
                        -------------------------------
Dear Ms. DiAngelo:

     On behalf of WT Mutual Fund (the "Trust"), this letter is being filed with the Securities and Exchange Commission ("SEC") via EDGAR to respond to your oral comments provided on September 13, 2010 and your comments provided via e-mail on September 28, 2010 in connection with the SEC staff's ("Staff") review of periodic disclosures required by Section 408 of Sarbanes-Oxley Act of 2002. We appreciate the opportunity to address your comments. We have organized the remainder of this letter by setting forth the Staff's comments in italicized text followed by the Trust's response to the Staff's comments.

                                     * * *

1. THE TRUST FILED FORM NSAR-B ON AUGUST 30, 2010, WHICH INCLUDED ERNST & YOUNG LLP'S REPORT ON INTERNAL CONTROL, DATED AUGUST 26, 2010 ("INTERNAL CONTROL REPORT"). HOWEVER, SEVERAL OF THE AUDIT OPINIONS CONTAINED IN THE TRUST'S MOST RECENT ANNUAL REPORTS, WHICH WERE FILED ON FORM N-CSR ON SEPTEMBER 3, 2010, ARE DATED AUGUST 27, 2010. PLEASE CONFIRM THAT ERNST & YOUNG LLP IS SATISFIED WITH THE DATE ON THE INTERNAL CONTROL REPORT.



Philadelphia    Boston    Washington, D.C.    Detroit    New York    Pittsburgh
--------------------------------------------------------------------------------
    Berwyn     Harrisburg     Orange County     Princeton     Wilmington

                               www. pepperlaw.com

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PEPPER HAMILTON LLP
-------------------------
              Attorneys at Law


Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
December 8, 2010
Page 2

          RESPONSE: After consultation with Ernst & Young LLP, the Trust has amended the filing to include an internal control report dated August 27, 2010.

2. PLEASE CONFIRM THAT THE TRUST WILL FILE A COPY OF ITS FIDELITY BOND IN ACCORDANCE WITH RULE 17G-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT").

          RESPONSE: The Trust received a final copy of its fidelity bond for the period from May 1, 2010 to May 1, 2011 on September 29, 2010, and in accordance with Rule 17g-1 under the 1940 Act the Trust filed a copy of its fidelity bond on September 30, 2010.

3. IN FUTURE ANNUAL OR SEMI-ANNUAL REPORTS, AS APPLICABLE, WHEN DISCUSSING THE BASIS FOR THE BOARD OF TRUSTEES' APPROVAL OF AN INVESTMENT ADVISORY CONTRACT, PLEASE PROVIDE A MORE DETAILED DISCUSSION REGARDING THE BOARD OF TRUSTEES' CONSIDERATIONS AND CONCLUSIONS IN RESPONSE TO INSTRUCTION 2 TO
     ITEM 27(D)(6) OF FORM N-1A.

          RESPONSE: In future annual or semi-annual reports, as applicable, when discussing the basis for the Board of Trustees' approval of an investment advisory contract, the Trust will provide a more detailed discussion regarding the Board of Trustees' considerations and conclusions in response to Instruction 2 to Item 27(d)(6) of Form N-1A.

4. IN FUTURE ANNUAL REPORTS, BASE THE LINE GRAPH ON A FUND'S REQUIRED MINIMUM INITIAL INVESTMENT IF THAT AMOUNT EXCEEDS $10,000 IN RESPONSE TO INSTRUCTION 1(D) TO ITEM 27(B)(7) OF FORM N-1A.

          RESPONSE: In future annual reports, the Trust will base the line graph on a fund's required minimum initial investment if that amount exceeds $10,000 in response to Instruction 1(d) of Item 27(b)(7) of Form N-1A.

5. IN FUTURE ANNUAL AND SEMI-ANNUAL REPORTS, MODIFY THE INTRODUCTORY PARAGRAPH OF THE EXPENSE EXAMPLE TO INCLUDE INFORMATION REGARDING TRANSACTION COSTS.


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PEPPER HAMILTON LLP
-------------------------
              Attorneys at Law


Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
December 8, 2010
Page 3

          RESPONSE: In future annual and semi-annual reports, the Trust will modify the introductory paragraph of the Expense Example to include information regarding transaction costs.

6.   IN FUTURE ANNUAL AND SEMI-ANNUAL REPORTS, INCLUDE THE ACTUAL NUMBER OF
     DAYS IN THE MOST RECENT FISCAL HALF-YEAR (I.E. 181 DAYS) IN THE FOOTNOTE TO THE EXPENSE EXAMPLE.

          RESPONSE: In future annual and semi-annual reports, the Trust will include the actual number of days in the most recent fiscal half-year (i.e. 181 days) in the footnote to the Expense Example.

7. THE STATEMENTS OF ASSETS AND LIABILITIES ON PAGE 135 OF THE PDF VERSION OF THE STRATEGY FUNDS AND MULTI-MANAGER FUNDS ANNUAL REPORT DISCLOSE THE "ACCRUED ADVISORY FEE." PLEASE CONFIRM THAT THE AMOUNTS PAYABLE TO OTHER AFFILIATES ARE DISCLOSED SEPARATELY PURSUANT TO RULE 6-04 OF REGULATION S-X. THESE AMOUNTS CAN BE DISCLOSED IN THE NOTES THAT ACCOMPANY THE FINANCIAL STATEMENTS.

          RESPONSE: In the future, the annual and semi-annual reports will include the accrued liabilities due to affiliates in the notes to the financial statements. Although the accrued liabilities due to affiliates were not separately disclosed in the statements of assets and liabilities or the notes to the financial statements, the statements of operations disclose separately the amounts earned by Rodney Square Management Corporation ("RSMC") as administrator, Wilmington Trust Company as custodian and the fees earned by RSMC for chief compliance officer services, for the entire fiscal year. The notes to the financial statements under section 4 "Advisory Fees and Other Transactions with Affiliates" discloses the information regarding payments made to affiliates.

8. IN FUTURE ANNUAL AND SEMI-ANNUAL REPORTS FOR THE WILMINGTON AGGRESSIVE ASSET ALLOCATION FUND AND THE WILMINGTON CONSERVATIVE ASSET ALLOCATION FUND (EACH AN "ASSET ALLOCATION FUND"), INCLUDE THE SCHEDULE REQUIRED BY RULE 12-14 OF REGULATION S-X.


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PEPPER HAMILTON LLP
-------------------------
              Attorneys at Law


Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
December 8, 2010
Page 4

          RESPONSE: In future annual and semi-annual reports for the Asset Allocation Funds, the Trust will include the schedule required by Rule 12-14 of Regulation S-X.

9. WHEN A FUND INVESTS MORE THAN 25% OF ITS ASSETS IN A SINGLE AFFILIATED FUND, THE SEC STAFF EXPECTS THAT SHAREHOLDERS WILL BE MAILED A COPY OF THAT AFFILIATED FUND'S ANNUAL REPORT IN ADDITION TO THE FUND'S ANNUAL REPORT. WE NOTICED THAT EACH OF THE ASSET ALLOCATION FUNDS INVESTED MORE THAN 25% OF ITS ASSETS IN A SINGLE AFFILIATED FUND. WERE SHAREHOLDERS OF THE ASSET ALLOCATION FUNDS PROVIDED WITH COPIES OF THESE ANNUAL REPORTS?

          RESPONSE: Shareholders of the Wilmington Aggressive Asset Allocation Fund were provided with copies of the Wilmington Strategy Funds and Multi-Manager Funds annual report. Shareholders of the Wilmington Conservative Asset Allocation Fund were provided with copies of the Wilmington Fixed Income Funds annual report.

10. IN FUTURE ANNUAL AND SEMI-ANNUAL REPORTS FOR THE WILMINGTON PRIME MONEY MARKET FUND, THE WILMINGTON U.S. GOVERNMENT MONEY MARKET FUND AND THE WILMINGTON TAX-EXEMPT MONEY MARKET FUND (THE "MONEY MARKET FUNDS"), PLEASE DISPLAY THE MATURITY DATE AND NOT THE RESET DATE FOR VARIABLE AND FLOATING RATE NOTES.

          RESPONSE: In future annual and semi-annual reports for the Money Market Funds, the Trust will display the maturity date and not the reset date for variable and floating rate notes.

11. FOR THE MONEY MARKET FUNDS, PLEASE CONFIRM THAT RODNEY SQUARE MANAGEMENT CORPORATION'S VOLUNTARY FEE WAIVER IS IN COMPLIANCE WITH RULE 18F-3 UNDER THE 1940 ACT AND THAT THERE ARE NO TAX ISSUES ASSOCIATED WITH THIS FEE WAIVER. WHEN DISCLOSING THIS FEE WAIVER IN THE FUTURE, PLEASE DISCLOSE THAT THE FEE WAIVER EXCLUDES ANY ACQUIRED FUND FEES AND EXPENSES.

          RESPONSE: The voluntary fee waiver is in compliance with Rule 18f-3 and no shareholder has received a preferential dividend as a result of this fee waiver. The Money Market Funds allocate


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PEPPER HAMILTON LLP
-------------------------
              Attorneys at Law


Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
December 8, 2010
Page 5

          income, realized gains and losses, unrealized appreciation and depreciation and Fundwide expenses in accordance with the methodology set forth in Rule 18f-3(c)(1)(i). When disclosing this fee waiver in the future, the Trust will disclose that the fee waiver excludes any Acquired Fund Fees and Expenses.

12. PLEASE STATE WHETHER THE MONEY MARKET FUNDS WERE IN COMPLIANCE WITH RULE 18F - 3(C)(1)(IV) OF THE INVESTMENT COMPANY ACT OF 1940.

          RESPONSE: The Money Market Funds allocate income, realized gains and losses, unrealized appreciation and depreciation and Fundwide expenses in accordance with the methodology set forth in Rule 18f-3(c)(1)(i) and therefore the conditions set forth in Rule 18f-3(c)(1)(iv) are not applicable.

13. IN REGARDS TO THE EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT DATED DECEMBER 19, 2008 BETWEEN RODNEY SQUARE ASSET MANAGEMENT CORP. (THE "ADVISER") AND WT MUTUAL FUND ON BEHALF OF THE MONEY MARKET FUNDS, PROVIDE THE CONDITIONS THAT WILL ALLOW THE ADVISER TO RECOVER EXPENSES THAT HAVE BEEN WAIVED/REIMBURSED. (THE NOTES TO FINANCIAL STATEMENTS SHOULD BE ENHANCED TO INCLUDE THIS DISCLOSURE.) ALSO, AS A FOLLOW UP QUESTION IT WAS ASKED WHETHER THE FUND WILL PROVIDE SHAREHOLDERS ADVANCED NOTICE ONCE THE BOARD APPROVES THE RECOUPMENT BY THE ADVISER OF WAIVED ADVISORY FEES OR REIMBURSED EXPENSES.

          RESPONSE: The recovery of fees previously waived/reimbursed by the Adviser ("Recoupment") is subject to approval by the Board of Trustees of WT Mutual Fund. Once Recoupment is approved by the Funds' Board of Trustees, the Notes to Financial Statements will be enhanced to include the appropriate disclosure.

          For reasons stated below, we do not believe that it is necessary for the Board to provide advance notice to shareholders of Recoupment.

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PEPPER HAMILTON LLP
-------------------------
              Attorneys at Law


Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
December 8, 2010
Page 6

          The contractual arrangements, including the ability of Recoupment, is clearly disclosed in a Fund's prospectus. Further, any recouped amount would be (i) disclosed in a Fund's annual or semi-annual report to shareholders; (ii) reflected in the fee table in the next updated prospectus; and (iii) disclosed in the statement of additional information. This approach is consistent with the disclosure requirements of Form N-1A, which require that the fee table be restated to reflect any changes in Annual Fund Operating Expenses that would materially impact the information in the fee table.

          Additionally, the mechanics of Recoupment are not suited to a notice requirement as a Fund's expenses (and the daily accrual of such expenses) for a variety of reasons may shift fee levels throughout a fiscal year as asset levels change and other expenses are incurred. Because a Fund may move in and out of Recoupment throughout a fiscal year, we believe that an advance notice requirement would create unnecessary shareholder confusion and that disclosure in the Fund's reports to shareholders and registration statement is appropriate and adequate.

14. PLEASE UPDATE ALL SERIES AND CLASS IDENTIFIERS ON EDGAR TO REFLECT THE CURRENT SERIES OF THE TRUST.

          RESPONSE: The series and class identifiers on EDGAR have been updated to reflect the current series of the Trust.

15. FOR A SHARES OF THE WILMINGTON MULTI-MANAGER INTERNATIONAL FUND AND A SHARES OF THE WILMINGTON BROAD MARKET BOND FUND, PLEASE CONFIRM THE CALCULATION OF "OTHER EXPENSES" IN THE FEES AND EXPENSE TABLES IN THE PROSPECTUSES, DATED NOVEMBER 1, 2009.

          RESPONSE: Theoretically "Other Expenses" for all share classes of the Wilmington Funds should be the same. The difference in total expense ratios should be the class specific expenses (12b-1 fees 0.25%). In the financial highlights tables, gross operating expenses


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PEPPER HAMILTON LLP
-------------------------
              Attorneys at Law



Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
December 8, 2010
Page 7

          may vary slightly from the class specific expenses due to operational issues, such as changes to each share classes' relative assets during the fiscal year and adjustments to the expense accruals of a fund during the fiscal year. These variances can be more pronounced if the assets of one share class make up a relatively small portion of a fund's total assets. In the expense tables in the prospectuses, the registrant has used the "Other Expenses" ratio of the largest share class to present what is expected to be the "Other Expenses" ratio on a forward looking basis. The registrant understands that the instructions for Form N-1A state that the Registrant should use the actual "other expenses" from the annual report. However, the dollar amount of other expenses allocated to the A Share, which caused the "other expenses" ratio to differ from the ratio for the Institutional Shares, was deemed to be immaterial.

                                     * * *
















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PEPPER HAMILTON LLP
-------------------------
              Attorneys at Law


Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
December 8, 2010
Page 8

     We trust that these responses address your comments.

     This letter incorporates by reference the "Tandy Letter" signed by an officer of the Trust and attached hereto as Exhibit A.

     If you have any further questions, please contact the undersigned at
215.981.4009 or John P. Falco, Esq. at 215.981.4659.


                                      Very truly yours,

                                      /s/ John M. Ford
                                      ---------------------------------
                                      John M. Ford


cc: Anna M. Bencrowsky
    John J. Kelley
    John McDonnell
    Joseph V. Del Raso, Esq.
    John P. Falco, Esq.
    Lisa D. Zeises, Esq.

                                   EXHIBIT A

                                 WT MUTUAL FUND
                            1100 North Market Street
                              Wilmington, DE 19890

                                December 8, 2010

Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Christina DiAngelo


                    Re: WT Mutual Fund (the "Trust")
                        File Nos. 33-84762 and 811-8648
                        -------------------------------

Dear Ms. DiAngelo:

     In connection with the Trust's response to certain oral and e-mail comments received from the Commission staff on September 13, 2010 and September 28, 2010, with respect to the Staff's review of the financial statements of the series of WT Mutual Fund (the "Trust"), the Trust is providing the following, as instructed:

     The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Trust may not assert staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





















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Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
December 8, 2010
Page 2



     Please direct any questions concerning this letter to Lisa D. Zeises, Esquire, of Pepper Hamilton LLP, counsel to the Fund, at 215.981.4722.


                                      Very truly yours,

                                      /s/ John Kelley
                                     ---------------------------------
                                     John Kelley
                                     President and CEO, WT Mutual Fund

cc: John McDonnell
    Joseph V. Del Raso, Esq.
    John M. Ford, Esq.
    John P. Falco, Esq.
    Lisa D. Zeises, Esq.